Exhibit 2

April 7, 2016 12:00 UTC

Etude Capital Comments on RENN Fund Liquidation

AUSTIN, Texas--(BUSINESS WIRE)-- Etude Capital, LLC, together with its affiliates and the other participants in its solicitation (collectively, “Etude” or “we”), collectively the largest stockholder of RENN Fund, Inc. (“RENN” or the “Company”) (AMEX:RCG), with ownership of approximately 11.4% of the Company’s outstanding shares, issued the following statement regarding the news announcement that RENN’s board approved a plan of liquidation and dissolution.

According to Steven Stein, CEO of Etude Capital, “Etude strongly supports this dissolution. As large stockholders, we have enjoyed a productive and collaborative dialogue with Russell Cleveland. We are confident that the Board has worked tirelessly to evaluate all paths for the company and that a liquidation represents the best outcome for stockholders.”

Stein commented, “The swift distribution of fund assets will unlock substantial shareholder value. We also commend Mr. Cleveland for recognizing our distribution plan and working to seek shareholder approval as soon as possible. We reiterate our proposed plan of asset distribution as the most liquid and cost effective.”

Proposed Distribution Plan

•	Liquidate all securities related to PetroHunter Energy, Points International, Charles and Colvard, and IDI Inc.

•	Issue a substantial cash dividend as well as a distribution of shares in Apivio, FitLife Brands, and Bovie Medical.

•	Prioritize a sale of AnchorFree holdings for no less than $6.2 per share.

Stein said, “We believe implementing these recommendations would create substantial shareholder value and result in an implied valuation of approximately $1.35 per RENN share.”

About Etude Capital, LLC.

Etude Capital LLC is a private investment holding company headquartered in Austin, Texas. Founded in 2012, Etude follows a value driven approach and seeks to unlock shareholder value in special situations.

Contacts

Etude Capital, LLC
Steven Stein, 832-472-3295
sstein@etudecapital.com

Source: Etude Capital, LLC

View this news release online at:
http://www.businesswire.com/news/home/20160407005365/en